RIVERPARK FUNDS TRUST
156 West 56th Street, 17th Floor
New York, NY  10019

EXPENSE LIMITATION AGREEMENT

RiverPark Advisors, LLC (the “Adviser”) agrees to pay or absorb certain of the expenses of the Funds listed on Schedule A attached hereto, as may be amended from time to time (each a “Fund” and collectively, the “Funds”), each Fund being a series of RiverPark Funds Trust (the “Trust”), a Delaware statutory trust, or to waive fees payable to the Adviser under the Investment Advisory Agreement between the Adviser and the Trust (the “Advisory Agreement”), or both, in such amounts as may be necessary to limit the ordinary annual operating expenses of a Fund (including all organization and offering expenses, but excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) (the “Operating Expenses”) to the per annum rate as a percentage of average daily net assets (the “Expense Limitation”) as set forth on Schedule A attached hereto.

This Expense Limitation Agreement shall continue in effect through January 31, 2013 and for annual periods thereafter unless the Adviser shall notify the Trust of the termination of this Expense Limitation Agreement with respect to a Fund not less than 30 days prior to the end of the then-annual period.  This Expense Limitation Agreement may be terminated by the Trust, with respect to a Fund, without payment of any penalty, upon 90 days’ prior written notice to the Adviser at its principal place of business; provided that such termination by the Trust shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the applicable Fund.

Excess Expense Reimbursement Agreement

Each Fund of the Trust listed on Schedule A that is subject to this Expense Limitation Agreement, agrees to reimburse the Adviser for any of its Operating Expenses in excess of the Expense Limitation that are paid or absorbed by the Adviser (including through waiver of the Adviser’s fee) pursuant to the agreement set forth above (“Excess Expenses”).  Such reimbursement will be made as promptly as possible, and to the maximum extent permissible, without causing the Operating Expenses for any year to exceed the Expense Limitation; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.  This agreement of the Trust on behalf of each Fund to reimburse the Adviser for Excess Expenses shall terminate in the event the Adviser terminates the Advisory Agreement without the consent of the Trust.

[Signature Page Follows]

Agreed and Accepted as of February 14, 2012:

RIVERPARK FUNDS TRUST

By:	/s/ Morty Schaja
Name:	Morty Schaja
Title:

RIVERPARK ADVISORS, LLC

By:	/s/ Morty Schaja
Name:	Morty Schaja
Title:

SCHEDULE A

Series of RiverPark Funds Trust

NAME OF FUND	EXPENSE LIMITATION (as a percentage of average daily net assets)
	Retail Class	Institutional Class	Class C
RiverPark Large Growth Fund	1.25%	1.00%	2.00%
RiverPark/Wedgewood Fund	1.25%	1.00%	2.00%
RiverPark Small Cap Growth Fund	1.50%	1.25%	2.25%
RiverPark Short Term High Yield Fund	1.25%	1.00%	N/A
RiverPark Long/Short Opportunity Fund	2.00%	1.85%	2.25%
RiverPark/Gargoyle Hedged Value Fund	1.50%	1.25%	2.25%

Dated:  September 28, 2010

As amended: February 14, 2012